Garb Oil & Power Corporation
1588 S. Main Street, Suite 200
Salt Lake city, Utah 84115
(801) 738 – 1355

August 29, 2011

United States Securities and Exchange Commission
Attn:  Mr. Jeffrey Jaramillo, Accounting Branch Chief
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4561

Re:           Garb Oil & Power Corporation
Form 8-K dated July 29, 2011
Filed August 16, 2011
File No. 000-14859

Dear M. Jaramillo,

We are writing in response to your comment letter dated August 19, 2011, regarding the above referenced filing.  Our responses to your comments follow each of the comments below.

Form 8-K dated July 29, 2011 filed August 16, 2011

Item 4.01 Changes in Registrant’s Certifying Accountant

1.
We note from your disclosure that you engaged HJ & Associates, LLP to be the principle independent public accountants to audit your financial statements for the year ending December 31, 2010.  We also note that HJ & Associates, LLP were your accountants prior to you engaging Sherb & Co.  Additionally, we note from your Form 10-K for the fiscal year ended December 31, 2009, that HJ & Associates, LLP opined on your financial statements for the years ending December 31, 2009 and 2008.  Considering the above, please tell us how you have fully complied with the disclosure requirements of Item 304(a)(2) of Regulation S-K, or revise this filing to fully comply with this Item.

RESPONSE:  We have updated the filing to include additional disclosures required by Item 304(a)(2) of Regulation S-K.

2.
It appears that you are commingling the disclosure requirements of Item 4.01(a) and Item 4.01(b) of Form 8-K.  Please revise future filings, including any amendments, to provide on a separate basis the disclosure requirements of each of the above mentioned Items.

Mr. Jeffrey Jaramillo
Accounting Branch Chief
Securities and Exchange Commission

RESPONSE:  We have updated the filing to more accurately separate the disclosures required under Item 4.01(a) and Item 4.01(b) of Form 8-K.

In connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call David Rees, legal counsel to the Company, at (801) 303 – 5730.

Sincerely,

Garb Oil & Power Corporation

By:       /s/ John Rossi
Name: John Rossi
Title:   Chief Executive Officer